UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed, Innovation Beverage Group Ltd (the “Company”) had received notices from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), the minimum bid price requirement, and the matter had been appealed to the Nasdaq Hearings Panel.

The Company has now received written confirmation from Nasdaq, dated October 27, 2025, that it has regained compliance with Listing Rule 5550(a)(2).

As noted in the notice, the Company effected a one-for-five reverse stock split on September 26, 2025, and thereafter the closing bid price of the Company’s ordinary shares remained at $1.00 or greater for at least ten consecutive trading days, satisfying the minimum bid-price requirement. Nasdaq has confirmed that the compliance matter has been closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: October 28, 2025	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Chief Executive Officer